SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Norwegian Cruise Line Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

G66721 10 4

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA Guarantor Co-Invest (B), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 118,485,718 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,899,050 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,485,718 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI NCL (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 119,340,978 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,754,310 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,340,978 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.5%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person VI NCL (AIV II), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 119,438,278 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,851,610 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,438,278 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.5%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person VI NCL (AIV III), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 119,238,278 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,651,610 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,238,278 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.5%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person VI NCL (AIV IV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 119,224,238 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,637,570 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,224,238 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.4%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 120,256,358 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,669,690 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,256,358 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.9%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners (Delaware) VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 114,585,998 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,999,330 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,585,998 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 56.2%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners (Delaware 892) VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 120,353,008 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,766,340 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,353,008 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 59.0%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners (Germany) VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 110,709,158 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 122,490 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,709,158 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 54.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA MIP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 118,485,718 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,899,050 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,485,718 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person CO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Alternative Assets, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 118,485,718 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,899,050 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,485,718 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 118,485,718 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,899,050 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,485,718 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 118,485,718 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 7,899,050 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,485,718 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI (EH), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 145,481,768 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 34,895,100 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,481,768 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 71.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI (EH-GP), Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 145,481,768 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 34,895,100 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,481,768 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 71.3%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 145,481,768 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 34,895,100 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,481,768 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 71.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 145,481,768 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 34,895,100 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,481,768 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 71.3%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 134,144,518 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 23,557,850 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,144,518 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 65.8%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management VI, LLC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 134,144,518 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 23,557,850 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,144,518 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 65.8%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 134,144,518 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 23,557,850 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,144,518 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 65.8%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 134,144,518 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 23,557,850 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,144,518 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 65.8%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 169,039,618 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 58,452,950 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,039,618 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 82.9%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 169,039,618 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 58,452,950 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,039,618 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 82.9%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 169,039,618 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 58,452,950 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,039,618 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 82.9%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 169,039,618 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 58,452,950 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,039,618 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 82.9%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 176,938,668 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 66,352,000 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,938,668 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 86.7%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 176,938,668 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 66,352,000 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,938,668 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 86.7%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, par value $0.001 (the “Ordinary Shares”), of Norwegian Cruise Line Holdings Ltd. (the “Issuer”).  The principal executive offices of the Issuer are located at 7665 Corporate Center Drive, Miami, Florida 33126.

Item 2. Identity and Background

This Statement on Schedule 13D is filed jointly by (i) AAA Guarantor Co-Invest VI (B), L.P., a Marshall Islands limited partnership (“Co-Invest VI (B)”), (ii) AIF VI NCL (AIV), L.P., an exempted limited partnership registered in the Cayman Islands (“AIF VI NCL”), (iii) AIF VI NCL (AIV II), L.P., an exempted limited partnership registered in the Cayman Islands (“NCL (AIV II)”), (iv) AIF VI NCL (AIV III), L.P., an exempted limited partnership registered in the Cayman Islands (“NCL (AIV III)”), (v) AIF VI NCL (AIV IV), L.P., an exempted limited partnership registered in the Cayman Islands (“NCL (AIV IV)”), (vi) Apollo Overseas Partners VI, L.P. (“Overseas VI”), an exempted limited partnership registered in the Cayman Islands, (vii) Apollo Overseas Partners (Delaware) VI, L.P. (“Overseas Delaware”), a Delaware limited partnership, (viii) Apollo Overseas Partners (Delaware 892) VI, L.P. (“Overseas 892”), a Delaware limited partnership, (ix) Apollo Overseas Partners (Germany) VI, L.P. (“Overseas Germany”), an exempted limited partnership registered in the Cayman Islands, (x) AAA MIP Limited (“AAA MIP”), a limited company incorporated in Guernsey, (xi) Apollo Alternative Assets, L.P. (“Alternative Assets”), an exempted limited partnership registered in the Cayman Islands, (xii) Apollo International Management, L.P. (“Intl Management”), a Delaware limited partnership, (xiii) Apollo International Management GP, LLC (“International GP”), a Delaware limited liability company, (xiv) Apollo Advisors VI, L.P. (“Advisors VI”), a Delaware limited partnership, (xv) Apollo Capital Management VI, LLC (“ACM VI”), a Delaware limited liability company, (xvi) Apollo Principal Holdings I, L.P. (“Principal I”), a Delaware limited partnership, (xvii) Apollo Principal Holdings I GP, LLC (“Principal I GP”), a Delaware limited liability company, (xviii) Apollo Advisors VI (EH), L.P. (“Advisors VI (EH)”), an exempted limited partnership registered in the Cayman Islands, (xix) Apollo Advisors VI (EH-GP), Ltd. (“Advisors VI (EH-GP)”), an exempted company incorporated in the Cayman Islands with limited liability, (xx) Apollo Principal Holdings III, L.P. (“Principal III”), an exempted limited partnership registered in the Cayman Islands, (xxi) Apollo Principal Holdings III GP, Ltd. (“Principal III GP”), an exempted company incorporated in the Cayman Islands with limited liability, (xxii) Apollo Management VI, L.P. (“Management VI”), a Delaware limited partnership, (xxiii) AIF VI Management, LLC (“AIF VI LLC”), a Delaware limited liability company, (xxiv) Apollo Management, L.P. (“Apollo Management”), a Delaware limited partnership, (xxv) Apollo Management GP, LLC (“Management GP”), a Delaware limited liability company, (xxvi) Apollo Management Holdings, L.P. (“Management Holdings”), a Delaware limited partnership, and (xxvii) Apollo Management Holdings GP, LLC (“Management Holdings GP”), a Delaware limited liability company.  The foregoing are referred to herein collectively as the “Reporting Persons.”  The principal address for Co-Invest VI (B) is c/o Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.  The principal address for AAA MIP is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands.  The principal address for each of Alternative Assets, Overseas Delaware, Overseas 892, Advisors VI, ACM VI, Principal I and Principal I GP, is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address for each of AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), Overseas VI, Overseas Germany, Advisors VI (EH), Advisors VI (EH GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands.  The principal address for each of Management VI, AIF VI LLC, Apollo Management, Management GP, Intl Management, International GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

Co-Invest VI (B) is principally engaged in the business of investment in securities.  AAA MIP serves as the general partner of Co-Invest VI (B), and is principally engaged in the business of serving as the general partner of Co-Invest VI (B) and other investment funds.  Alternative Assets provides management services to Co-Invest VI and AAA MIP, and is principally engaged in the business of providing management services to AAA MIP and to Co-Invest VI and other investment funds.  Intl Management serves as the managing general partner of Alternative Assets and is principally engaged in serving as the general partner or managing general partner of Apollo management entities.  International GP serves as the general partner of Intl Management and is principally engaged in the business of serving as the general partner of Intl Management.

Overseas VI, Overseas Delaware, Overseas 892 and Overseas Germany are principally engaged in the business of investment in securities.  Advisors VI serves as the general partner of each of Overseas VI, Overseas Delaware, Overseas 892 and Overseas Germany, and is principally engaged in the business of serving as the general partner of Apollo investment funds.  ACM VI is the general partner of Advisors VI and is principally engaged in serving as the general partner of Advisors VI.  Principal I serves as the sole member and manager of ACM VI, and is principally engaged in the business of serving as the sole member and manager of ACM VI and other Apollo advisor entities.  Principal I GP serves as the general partner of Principal I and is principally engaged in serving as the general partner of Principal I.

Advisors VI (EH) serves as the general partner of AIF VI NCL, NCL (AIV II), NCL (AIV III) and NCL (AIV IV), and is principally engaged in the business of serving as the general partner of AIF VI NCL and other investment funds.  Advisors VI (EH-GP) serves as the general partner of Advisors VI (EH) and is principally engaged in the business of serving as the general partner of Advisors VI (EH).  Principal III serves as the sole shareholder of Advisors VI (EH-GP) and is principally engaged in serving as the sole shareholder or sole member and manager of Advisor VI (EH-GP) and other Apollo advisor entities.  Principal III GP serves as the general partner of Principal III and is principally engaged in the business of serving as the general partner of Principal III.

Management VI serves as the manager of each of AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), Overseas VI, Overseas Delaware, Overseas 892 and Overseas Germany, and is principally engaged in the business of serving as the manager of Apollo investment funds.  AIF VI LLC serves as the general partner of Management VI and is principally engaged in the business of serving as the general partner of Management VI.  Apollo Management serves as the sole member and manager of AIF VI LLC, and is principally engaged in the business of serving as the member and manager of Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Management Holdings serves as the sole member and manager of each of Management GP and International GP, and is principally engaged in the business of serving as the sole member and manager of Management GP, International GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal I GP, Principal III GP, Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

NCL Investment Limited and NCL Investment II Ltd., which were formerly affiliates of Co-Invest VI (B), AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), Overseas VI, Overseas Delaware, Overseas 892 and Overseas Germany (collectively, the “Apollo Funds”), acquired ordinary shares of NCL Corporation Ltd. (now a wholly-owned subsidiary of the Issuer) in January 2008 and April 2009 by a cash purchase from NCL Corporation Ltd. for an aggregate purchase price of $828,750,000.  NCL Investment Limited and NCL Investment II Ltd. obtained the funds to purchase the ordinary shares of NCL Corporation Ltd. from capital contributions from their respective limited partners or shareholders.  In connection with the formation of the Issuer and prior to the Issuer’s initial public offering, NCL Investment Limited and NCL Investment II Ltd. also acquired an aggregate of 3,750 Ordinary Shares of the Issuer for a purchase price per share equal to the par value of $0.001 per Ordinary Share.  Immediately prior to the closing of the Issuer’s initial public offering on January 24, 2013 and in connection with a corporate reorganization of the Issuer, the Issuer redeemed the 3,750 Ordinary Shares of the Issuer previously held by NCL Investment Limited and NCL Investment II Ltd. at a purchase price per share equal to the par value of the Ordinary Shares.  Also in connection with the corporate reorganization of the Issuer, NCL Investment Limited and NCL Investment II Ltd., acquired the Ordinary Shares of the Issuer that are now held by the Apollo Funds through an exchange of ordinary shares of NCL Corporation Ltd. for Ordinary Shares of the Issuer.  The Apollo Funds acquired the Ordinary Shares they now hold immediately prior to the closing of the Issuer’s initial public offering, as a result of the liquidation of NCL Investment Limited and NCL Investment II Ltd. and the distribution of the Ordinary Shares then held by those entities to their respective shareholders.

Item 4. Purpose of Transaction

All of the Ordinary Shares that are held of record by the Apollo Funds as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The Apollo Funds are the record owners of an aggregate of 66,352,000 Ordinary Shares.  The Ordinary Shares reported as beneficially owned by each Reporting Person includes only those shares over which such person may be deemed to have voting or dispositive power.  None of the Apollo Funds has voting or dispositive power over the shares owned of record by any of the other Apollo Funds, and only Management Holdings and Management Holdings GP report beneficial ownership of all of the Ordinary Shares reported as beneficially owned by the Apollo Funds.  Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Under the terms of the Amended and Restated Shareholders’ Agreement dated as of January 24, 2013 (the “Shareholders Agreement”), among the Apollo Funds, Genting Hong Kong Limited (“Genting HK”) and certain affiliates of Genting HK (the “Genting HK Entities”), TPG Viking, L.P. (“TPG Viking”) and certain affiliates of TPG Viking, L.P. (the “TPG Entities”), the Issuer and the other shareholders that become a party thereto, each of the Apollo Funds has been granted an irrevocable proxy to vote the Ordinary Shares held by the Genting HK Entities and the TPG Entities in the case of certain transactions which require shareholder approval, as long as the number of Ordinary Shares owned by the Apollo Funds and the TPG Entities is equal to or exceeds a minimum ratio of the Ordinary Shares owned by the Genting HK Entities.  The irrevocable proxy does not apply in the case of certain transactions which otherwise require the consent of certain of the Genting HK Entities under the Shareholders Agreement, and does not apply in the case of the election of directors or actions necessary to configure the board of directors as agreed under the Shareholders Agreement.  In addition, (i) all of the shareholders that are a party to the Shareholders Agreement, including the TPG Entities, have agreed that they will not transfer Ordinary Shares that they hold without the consent of the Apollo Funds and of certain of the Genting HK Entities, subject to certain exceptions, and that under certain circumstances, at the request of the Apollo Funds, they will sell all of the Ordinary Shares owned by such persons to a third party purchaser, and (ii) the TPG Entities have agreed that they will transfer all of the Ordinary Shares that they hold to a third party at the request of the Apollo Funds in connection with a sale of all of the Ordinary Shares then held by the Apollo Funds and the TPG Entities.  Accordingly, the Apollo Funds may be deemed to beneficially own the Ordinary Shares held by the TPG Entities and the Ordinary Shares held by the Genting HK Entities.  If the Apollo Funds are deemed to be the beneficial owners of the Ordinary Shares held by the Genting HK Entities and the TPG Entities, respectively, then combined with the Ordinary Shares held of record by the Apollo Funds, the Apollo Funds would beneficially own an aggregate of 176,938,668 Ordinary Shares, which represents approximately 86.7% of the Issuer’s outstanding Ordinary Shares.  See the Statements on Schedule 13D filed with the Securities and Exchange Commission by the TPG Entities and by the Genting HK Entities, respectively.

(a)  See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 203,997,492 outstanding shares of Ordinary Shares of the Issuer as of January 24, 2013, as reported in its Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on January 18, 2013, and after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2013.

(b)  See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Shareholders Agreement

Under the terms of the Shareholders Agreement, among other things, the Issuer, the Apollo Funds, the Genting Group, the TPG Group and the other shareholders that are a party to the Shareholders Agreement, agreed that as long as the Apollo Funds hold a minimum number of Ordinary Shares relative to the Ordinary Shares held by the Genting HK Group (the “Minimum Ratio”), each such person would vote their respective shares and take the actions necessary to structure the board of directors and elect certain directors, including directors nominated by the Apollo Funds, as set forth in the Shareholders Agreement.  In addition, the Genting HK Group granted the Apollo Funds an irrevocable proxy to vote the Ordinary Shares held by the Genting HK Group, as long as the Apollo Funds maintain the Minimum Ratio, in the case of certain matters requiring shareholder approval under applicable laws, but not in the case of certain transactions which otherwise require Genting HK’s consent under the Shareholders Agreement, and not including in the case of the election of directors or actions necessary to configure the board of directors as agreed.  The Shareholders Agreement also restricts the ability of the shareholders that are a party, including the Apollo Funds, the Genting HK Group and the TPG Group, from transferring shares without the consent of the Apollo Funds and Genting HK, except (i) to permitted transferees, (ii) in connection with the exercise of registration rights held by the Apollo Funds and the Genting HK Group, and (iii) if certain conditions are met, in the case of the sale of all of the Ordinary Shares held by the Apollo Funds.  The shareholders other than the Apollo Funds have also agreed that under some circumstances, such other shareholders will sell all of their Ordinary Shares to a third party purchaser in connection with the sale of all of the Ordinary Shares held by the Apollo Funds.

Furthermore, the Shareholders Agreement grants each of the shareholders that are a party thereto preemptive rights to purchase securities offered by the Issuer, subject to certain exceptions such as with respect to securities issued in connection with a public offering, grants Genting HK rights to purchase all of the Ordinary Shares held by the Apollo Funds if the Apollo Funds offer to sell all of such shares, and provides registration rights to certain of the shareholders, including the Apollo Funds.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Apollo Funds entered into a lock-up agreement (the “Lock-Up Agreement”) with the managing underwriters in the initial public offering, pursuant to which the Apollo Funds agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder with respect to any of the Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any such transaction, for a period beginning on the date of the Lock-Up Agreement and ending on the date that is 180 days after January 17, 2013 (the date of the underwriting agreement) (such period, the “Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The Lock-Up Period will be automatically extended if (i) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release or announces material news, or a material event occurs related to the Issuer, or (ii) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period following the last day of the Lock-Up Period, in which case the restrictions imposed by the Lock-Up Agreement will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, unless the underwriters agree to waive such extension.

The summaries of the Shareholders Agreement as described in this Item 6 and in Item 5 above and of the Lock-Up Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Statement on Schedule 13D as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2013, by and among the Reporting Persons.

Exhibit 2:

Amended and Restated Shareholders’ Agreement, dated as of January 24, 2013, by and among the Issuer, the Apollo Funds, Genting Hong Kong Limited, Star NCLC Holdings Ltd., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.57 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 8, 2013 (File No. 333-175579).

Exhibit 3:

Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and the Apollo Funds.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  February 4, 2013

AAA GUARANTOR - CO-INVEST VI (B), L.P.

By:	AAA MIP Limited
its general partner

	By:	Apollo Alternative Assets, L.P.
its investment manager

		By:	Apollo International Management, L.P.
its managing general partner

			By:	Apollo International Management GP, LLC
its general partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AAA MIP LIMITED

By:	Apollo Alternative Assets, L.P.
its investment manager

	By:	Apollo International Management, L.P.
its managing general partner

		By:	Apollo International Management GP, LLC,
its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ALTERNATIVE ASSETS, L.P.

By:	Apollo International Management, L.P.
its managing general partner

	By:	Apollo International Management GP, LLC
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO INTERNATIONAL MANAGEMENT, L.P.

By:	Apollo International Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO INTERNATIONAL MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV II), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV III), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV IV), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VI (EH), L.P.

By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VI (EH-GP), LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS VI, L.P.

By:	Apollo Advisors VI, L.P.,
its managing general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

By:	Apollo Advisors VI, L.P.,
its general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

By:	Apollo Advisors VI, L.P.,
its general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

By:	Apollo Advisors VI, L.P.,
its managing general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VI, L.P.

By:	Apollo Capital Management VI, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO CAPITAL MANAGEMENT VI, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	Apollo Principal Holdings I GP, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT VI, L.P.

By:	AIF VI Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers, directors and managers, as applicable, of Management Holdings GP, Principal I GP and Principal III GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc are the managers, as well as principal executive officers, of Management Holdings GP, the managers of Principal I GP and the directors of Principal III GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers, managers and directors, as the case may be, of Management Holdings GP, Principal I GP, Principal III GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.